THE ANDERSONS, INC.
480 W. Dussel Drive
Maumee, Ohio 43537
August 18, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Jason Wynn
H. Roger Schwall

Re:	The Andersons, Inc.
Registration Statement on Form S-3 (File No. 333-135480)
Ladies and Gentlemen:
     The Andersons, Inc. (the “Company”) hereby request acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-135480) to 2:00 p.m., Eastern time, on Tuesday, August 22, 2006, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Andrew J. Terry of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2192 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, THE ANDERSONS, INC.
By:	/s/ Naran U. Burchinow
Name:	Naran U. Burchinow
Title:	Vice President, General Counsel and Secretary of The Andersons, Inc.

cc: Andrew J. Terry